Exhibit 99.1

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that an Annual General Meeting of the Company will be held on 22 December 2012 at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China at 1:00 PM (Beijing time) for the purposes of considering and, if thought fit, passing the following ordinary resolutions:

(i)	“THAT the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2011 at a fee agreed by the directors be and is hereby ratified, confirmed, approved and adopted in all respects”.

(ii)	“THAT the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2012 at a fee agreed by the directors be and is hereby approved.”

(iii)	“THAT the inclusion of financial statements of fiscal year 2011 in the Company’s 2011 annual report be and is hereby ratified, confirmed, approved and adopted in all respects”.

(iv)	Any Other Business.

The Board of Directors of the Company has fixed the close of business on 21 November 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her place. A proxy need not be a shareholder of the Company. A form of proxy is attached.

To be valid, any proxy must be duly completed, signed and delivered, together with the power of attorney or other authority under which it is signed (if any) or a notarially certified copy thereof, to 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China for the attention of director Yang Jianyu no later than 48 hours before the meeting or adjourned meeting at which the proxy is to be used.

By Order of the Board.

/s/ Jianyu Yang
Director: Jianyu Yang
Date: November 21, 2012

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